September 23, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2004
Filed June 30, 2005
File No. 1-14491

Dear Mr. Spirgel:

     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 18, 2005 (the “Comment Letter”) regarding the Company’s Annual Report for the year ended December 31, 2004 filed on Form 20-F on June 30, 2005.

     Set forth below are the Staff’s comments numbered 1 through 5 along with our responses to the comments.

1.	We note your disclosure that your disclosure controls and procedures are “effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.” Please clarify and disclose, in future filings, that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

     In response to the Staff’s comment, we advise the Staff that our disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. We further advise the Staff that we will make this clarification in future filings.

2.	Explain for us in more detail how you account for the future tax benefit generated by the amortization of goodwill under US GAAP and Brazilian Corporate Law. In addition, clarify how you account for the issuance of shares to the controlling shareholder for the amount of the realized benefit and the effect of this transaction on your earnings per share calculation under SFAS 128. You may wish to provide us with example journal entries to illustrate your accounting treatment for each of these transactions under both US GAAP and Brazilian Corporate Law.

     We advise the Staff that when TIM Brasil Serviços e Participações S.A. (formerly known as Bitel Participações S.A. or “Bitel”) purchased a majority of the common shares of Tele Celular Sul Participações S.A. (“TCS”) and Tele Nordeste Celular Participações S.A. (“TND”) in connection with the privatization of Telebrás (that is, when Telebrás was sold by the State of Brazil to private institutions), it paid a premium over the book value of the common shares (the “Goodwill”).

     In 2004, TND merged with and into TCS, becoming TIM Participações S.A.

     On June 30, 2000, Bitel transferred the Goodwill to TCS and TND as a capital contribution, shares in respect of which would be issued in the future, upon realization by TCS and TND of the tax benefit created by the contribution. The transfer created a tax benefit for these companies. For Brazilian tax purposes, a valuation allowance, recorded as "Provision for maintenance of shareholders’ equity", was recorded by TCS and TND in relation to the Goodwill. The tax benefit, which represents the Goodwill net of the provision for maintenance of shareholders’ equity, was recorded as a deferred tax asset on the balance sheet and a corresponding credit was recorded in shareholders’ equity under “Capital reserve-special goodwill reserve” on the date the Goodwill was transferred by Bitel.

     Under Brazilian GAAP, the tax benefit is amortized and reflected as an “Other operating expense” in the income statement on a straight line basis over its remaining useful life of eight years. An equal amount is reflected in the income statement as a tax credit. Consequently, this amortization does not affect net income or the distribution of dividends. The amount of the amortization equals the amount of the realized capital reserve (that is, the realized tax benefit).

     The tax benefit realized in each fiscal year is subsequently capitalized in the name of the controlling shareholder that transferred the tax benefit. The realized portion of the capital reserve is transferred to capital upon issuance of the shares. The number of shares to be issued has been based on the market price of such shares at the date of issuance.

     Under Brazilian GAAP, the effect of the process described above on the balance sheet and income statement accounts of TIM Participações S.A. as of December 31, 2004 and for the year then ended is shown below:

     Balance sheet effects:

December
31, 2004

Unamortized balance of goodwill	531,704
Provision for maintenance of shareholders’ equity	(350,924)

Tax benefit balance presented under “Deferred taxes”	180,780

     Income statement effects:

2004

Goodwill amortization (“Other operating	(50,450)
income/(expenses)”)
Tax credit balance (“Income and social contribution
tax expense”)	50,450

Net income effect	-

     US GAAP treatment

     In accordance with EITF 94-10, the creation of the tax benefit in TCS and TND through the legal transfer of the Goodwill by Bitel was recognized as a contribution from the controlling shareholder within shareholders’ equity. Therefore, at the date of the transfer of the Goodwill, a debit to deferred tax assets in the amount of the future tax benefit and a credit to shareholders’ equity were recorded, similar to the accounting principles under Brazilian GAAP. The realization of the tax benefit is recorded as a decrease in the amount of the deferred taxes with a corresponding decrease in the taxes payable, and does not affect the determination of net income for the period, similar to the accounting principles under Brazilian GAAP.

     However, since the net balance of the Goodwill is considered as a deferred tax asset for US GAAP purposes, the realization of this asset should not be amortized in the income statement. As a result, for US GAAP purposes, a reclassification is made from “other operating expenses, net” to “income and social contribution tax expense.” Such reclassification was R$50,450 during the year ended December 31, 2004.

     The shares issued upon the realization of the tax benefit have been issued at fair value on the date of issuance. Under US GAAP, these shares are included in the basic and diluted earnings per share calculation only as of the date they are issued. In accordance with SFAS 128, these shares are considered contingent shares because the potential shares to be issued in the future depends on their future prices. Consequently, we have not included these shares in either the basic or diluted earnings per share calculation until they are issued.

3.	We note that you have recorded a reconciling item regarding the treatment of handsets for US GAAP reporting purposes for the fiscal year ended December 31, 2004 as a result of EITF 00-21. Tell us your basis in US GAAP for recording the discount on the handset as a reduction in service revenue on a monthly basis prior to your adoption of EITF 00-21.

     We advise the Staff that we have two types of arrangements offered to our clients.

     The first arrangement offers a handset discount at the time the client purchases such handset. Such discount is immediately recognized at the time the handset is sold for both Brazilian and US GAAP purposes.

     The second type of arrangement offers a discount on future services at the time the client purchases the handset and enters into a service contract. Under Brazilian GAAP, the discount on the second type of arrangement is recognized on a monthly basis as a reduction in service revenues. Under U.S. GAAP, in accordance with EITF

00-21, “Revenue Arrangements with Multiple Deliverables,” the Company divides this second type of arrangement into separate units of accounting and recognizes the discount on the handset when sold.

      Prior to 2004, we only offered the first arrangement to our clients. Therefore, all handset discounts were recognized when the handsets were sold prior to 2004, under both Brazilian and U.S. GAAP.

4.	Tell us how you considered the guidance in EITF 01-14 in determining that it is appropriate to represent revenues net of indirect taxes such as ICMS, PIS and COFINS.

     We advise the Staff that the following taxes have been netted against gross revenue: ICMS (Tax on Circulation of Goods and Services), PIS (Social Integration Program) and COFINS (Contributions to Finance Social Security). Each of these taxes is included in the fees we charge our customers for our products and services. The taxes are calculated on a value-added basis and are identified as such on the invoice we issue to our customers. As these amounts are realized, we remit such taxes directly to the applicable taxing authorities. Therefore, we act as an agent for the government as we are collecting these taxes on their behalf.

     We further advise the Staff that we have followed guidance provided by EITF 01-14, paragraph 6, in presenting revenues net of taxes on products and services. We have considered the pricing and zero margin indicators of EITF 99-19 in our analysis. In regards to pricing, we have no latitude in establishing the reimbursement amount for these taxes. We must invoice our customers for those taxes in an amount equal to the amount of the taxes. Additionally, in regards to zero margin, we earn no margin because those taxes are to be billed based on the actual tax cost incurred. Based on the collective weight of the EITF 99-19 indicators, we submit that the characterization of reimbursements received for these taxes as a reduction of said related revenues is appropriate.

5.	Tell us how you applied the guidance in SFAS 131 in determining that TIM Sul and TIM Nordeste were not separate operating segments.

     We advise the Staff that TIM Sul and TIM Nordeste do not meet all of the criteria for designation as operating segments in accordance with paragraph 10 of SFAS 131. Both operating companies engage in business activities from which they earn revenue and incur expenses. Furthermore, there is discrete financial information available for both operating companies. Yet, we advise the Staff that our chief operating decision makers do not make decisions about resources to be allocated to TIM Sul and TIM Nordeste based on the individual operating results of these operating companies. Therefore, we do not believe these operating companies meet the criteria for separate operating segments.

     We advise the Staff that both TIM Sul and TIM Nordeste operate in a single business segment as telecommunications service providers. The business goals and strategies of both of these operating companies are aligned with those of TIM Participações as a whole. The products and services we offer our customers are not differentiated based on operating region in Brazil. Additionally, we make decisions related to both operating companies based on the consolidated operating results of TIM Participações.

     On May 30, 2005, because of the direct alignment between the two operating companies, the shareholders of each of TIM Participações, TIM Sul and TIM Nordeste approved the merger whereby all shares issued by TIM Sul and TIM Nordeste were exchanged for shares of TIM Participações. This transaction did not impact the operational activities of either operating company.

*       *       *

     In connection with the above responses, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We appreciate your assistance in this matter. Please do not hesitate to contact me at +55-41-3312-6702, Nicholas Kronfeld (212-450-4950) or Justin Powell (212-450-4369) of Davis Polk & Wardwell, or Mauro Moreira (+55-21-2554-1400) of Ernst & Young, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Paulo Roberto Cruz Cozza

Paulo Roberto Cruz Cozza
Chief Financial Officer

cc:	Alvaro Pereira de Moraes Filho
TIM Participações S.A.

Nicholas Kronfeld
Justin Powell
Davis Polk & Wardwell

Mauro Moreira
Ernst & Young